FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of May 2016 No.5

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On May 31, 2016, the Registrant issued a press release with regards to the completion of the institutional tender of non-convertible unsecured bonds which are being issued to fund the early repayment of its outstanding Israeli bank loans, which press release is attached hereto as Exhibit 99.1.

In connection with the offering of the bonds, the Registrant filed with the Israel Securities Authority and the Tel Aviv Stock Exchange a shelf offering report which describes the terms of the bonds and the offering and includes certain updated information regarding the Registrant. The principal terms of the bonds and certain additional information regarding the Registrant as included in the shelf offering report (excluding the Hebrew language portions) is attached hereto as Exhibit 99.2

Attached hereto are the following exhibits:

Exhibit	99.1 Press release dated May 31, 2016.
Exhibit	99.2 Certain Information Regarding the Non-Convertible Unsecured Bonds and the Registrant.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

The offering described in this Report on Form 6-K and the exhibits hereto is being made only to residents of Israel located in Israel and in accordance with Israel Securities Authority and Tel Aviv Stock Exchange rules. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

This press release Report on Form 6-K and the exhibits hereto shall not be deemed to be an offer to sell or a solicitation of an offer to buy any securities of the Registrant.

On May 31, 2016, the Registrant Announces Successful Completion of Non-Convertible Unsecured Bonds Institutional Tender

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: May 31, 2016	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary